UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Health Assurance Acquisition Corp.
(Name of Issuer)

Class A Common Stock, $0.0001 par value per share
(Title of Class of Securities)

42226W109
(CUSIP Number)

October 28, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42226W109	SCHEDULE 13G	Page 2 of 15

1	NAME OF REPORTING PERSON Atlas Merchant Capital SPAC Fund I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,802,224
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,802,224
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,802,224
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.1%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 42226W109	SCHEDULE 13G	Page 3 of 15

1	NAME OF REPORTING PERSON Atlas Merchant Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,802,224
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,802,224
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,802,224
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.1%
12	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 42226W109	SCHEDULE 13G	Page 4 of 15

1	NAME OF REPORTING PERSON Atlas Merchant Capital Holdings, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,802,224
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,802,224
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,802,224
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.1%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 42226W109	SCHEDULE 13G	Page 5 of 15

1	NAME OF REPORTING PERSON Atlas Merchant Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,802,224
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,802,224
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,802,224
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.1%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 42226W109	SCHEDULE 13G	Page 6 of 15

1	NAME OF REPORTING PERSON Atlas Merchant Capital GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,802,224
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,802,224
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,802,224
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.1%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 42226W109	SCHEDULE 13G	Page 7 of 15

1	NAME OF REPORTING PERSON AMC SPAC Fund GP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,802,224
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,802,224
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,802,224
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.1%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 42226W109	SCHEDULE 13G	Page 8 of 15

1	NAME OF REPORTING PERSON AMC SPAC Fund MGP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,802,224
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,802,224
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,802,224
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.1%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 42226W109	SCHEDULE 13G	Page 9 of 15

1	NAME OF REPORTING PERSON Robert E. Diamond
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,802,224
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,802,224

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,802,224
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.1%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 42226W109	SCHEDULE 13G	Page 10 of 15

1	NAME OF REPORTING PERSON David I. Schamis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,802,224
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,802,224

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,802,224
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.1%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 42226W109	SCHEDULE 13G	Page 11 of 15

ITEM 1.	(a)	Name of Issuer:

Health Assurance Acquisition Corp.

	(b)	Address of Issuer’s Principal Executive Offices:

20 University Road Cambridge, MA 02138

ITEM 2.	(a), (c)	Name of Person Filing; Citizenship:

This statement is being filed on behalf of each of the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”):

•	Atlas Merchant Capital SPAC Fund I LP, a Cayman Islands exempted LP (the “Fund”);
•	Atlas Merchant Capital LLC, a Delaware limited liability company and a registered investment advisor, and the investment manager of the Fund (the “Advisor”);
•	Atlas Merchant Capital Holdings, Ltd., a Cayman Islands limited company and managing member of the Advisor (“Holdings”);
•	Atlas Merchant Capital LP, a Delaware limited partnership and the sole voting shareholder of Holdings (“AMC Capital”);
•	Atlas Merchant Capital GP LLC, a Delaware limited liability company and the general partner of AMC Capital (“AMC-GP”);
•	AMC SPAC Fund GP LP, a Delaware limited partnership and the general partner of the Fund (the “General Partner”);
•	AMC SPAC Fund MGP LLC, a Delaware limited liability company and the general partner of the General Partner (“AMC SPAC MGP”);
•	Robert E. Diamond and David I. Schamis, United States citizens and the sole members of AMC-GP and AMC SPAC MGP.

(b)	Address of Principal Business Office, or if none, Residence:

The address of each of the Reporting Persons is: c/o Atlas Merchant Capital LLC 477 Madison Avenue, 22nd FL New York, NY 10022

(d)	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share

(e)	CUSIP Number:

42226W109

CUSIP No. 42226W109	SCHEDULE 13G	Page 12 of 15

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

	(a)	[__] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)
	(b)	[__] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)
	(c)	[__] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)
	(d)	[__] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
	(e)	[__] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E)
	(f)	[__] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[__] A Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	[__] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
	(i)	[__] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
	(j)	[__] A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
	(k)	[__] Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not Applicable.

ITEM 4.	OWNERSHIP.

Percentage beneficial ownership is calculated based upon 52,500,000 Class A Common Stock outstanding, as reported by the Issuer in its Form 10-Q for the period ended June 30, 2022.

	(a)	Amount beneficially owned:

See row 9 of the cover page of each Reporting Person

	(b)	Percent of class:

See row 11 of the cover page of each Reporting Person

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See row 5 of the cover page of each Reporting Person.

(ii) Shared power to vote or to direct the vote:

See row 6 of the cover page of each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

See row 7 of the cover page of each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

See row 8 of the cover page of each Reporting Person.

CUSIP No. 42226W109	SCHEDULE 13G	Page 13 of 15

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10.	CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 42226W109	SCHEDULE 13G	Page 14 of 15

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2022

ATLAS MERCHANT CAPITAL SPAC FUND I LP

By:	AMC SPAC Fund GP LP, its general partner

By:	AMC SPAC Fund MGP LLC, its general partner

By:	/s/ David I. Schamis
Name: David I. Schamis
Title: President

ATLAS MERCHANT CAPITAL LLC

By:	/s/ David I. Schamis
Name: David I. Schamis
Title: Chief Investment Officer

ATLAS MERCHANT CAPITAL HOLDINGS, LTD.

By:	/s/ David I. Schamis
Name: David I. Schamis
Title: Director

ATLAS MERCHANT CAPITAL LP

By:	Atlas Merchant Capital GP LLC., its general partner

By:	/s/ David I. Schamis
Name: David I. Schamis
Title: Chief Investment Officer

ATLAS MERCHANT CAPITAL GP LLC

By:	/s/ David I. Schamis
Name: David I. Schamis
Title: Chief Investment Officer

CUSIP No. 42226W109	SCHEDULE 13G	Page 15 of 15

AMC SPAC FUND GP LP

By:	AMC SPAC Fund MGP LLC, its general partner

By:	/s/ David I. Schamis
Name: David I. Schamis
Title: President

AMC SPAC FUND MGP LLC

By:	/s/ David I. Schamis
Name: David I. Schamis
Title: President

/s/ Robert E. Diamond
ROBERT E. DIAMOND

/s/ David I. Schamis
DAVID I. SCHAMIS

EXHIBIT 99.1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: November 7, 2022

ATLAS MERCHANT CAPITAL SPAC FUND I LP

By:	AMC SPAC Fund GP LP, its general partner

By:	AMC SPAC Fund MGP LLC, its general partner

By:	/s/ David I. Schamis
Name: David I. Schamis
Title: President

ATLAS MERCHANT CAPITAL LLC

By:	/s/ David I. Schamis
Name: David I. Schamis
Title: Chief Investment Officer

ATLAS MERCHANT CAPITAL HOLDINGS, LTD.

By:	/s/ David I. Schamis
Name: David I. Schamis
Title: Director

ATLAS MERCHANT CAPITAL LP

By:	Atlas Merchant Capital GP LLC., its general partner

By:	/s/ David I. Schamis
Name: David I. Schamis
Title: Chief Investment Officer

ATLAS MERCHANT CAPITAL GP LLC

By:	/s/ David I. Schamis
Name: David I. Schamis
Title: Chief Investment Officer

AMC SPAC FUND GP LP

By:	AMC SPAC Fund MGP LLC, its general partner

By:	/s/ David I. Schamis
Name: David I. Schamis
Title: President

AMC SPAC FUND MGP LLC

By:	/s/ David I. Schamis
Name: David I. Schamis
Title: President

/s/ Robert E. Diamond
ROBERT E. DIAMOND

/s/ David I. Schamis
DAVID I. SCHAMIS